SECURITIES AND EXCHANGE COMMISSION
 Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

April 2, 2007

Commission File Number: 333-130901

MACRO BANK INC.
(Exact name of registrant as specified in its Charter)

Sarmiento 447 Buenos Aires C1 1041 Tel: 54 11 5222 6500
(Address of registrant’s principal executive offices)

          Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	☒	Form 40-F	☐

          Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	☐	No	☒

          Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	☐	No	☒

          Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	☐	No	☒

          If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-    N/A

In the City of Buenos Aires, on this fourteenth day of March 2007, at 2 pm, the members of the Board of Directors of BANCO MACRO S.A. signing at the end hereof and a member of the Supervisory Committee, meet at the principal place of business of the above mentioned Company located at Sarmiento 447.

The Chairman, Mr. Horacio Brito, expresses that, as discussed in previous meetings, the Company deems appropriate and convenient to start a corporate reorganization with Nuevo Banco Suquía S.A. to be evidenced by the incorporation of the latter into Banco Macro S.A. The corporate reorganization process shall take place through the merger of Nuevo Banco Suquía S.A. with and into Banco Macro S.A., using for the purposes of such reorganization the balance sheets of both companies ended December 31st 2006, since the above mentioned merger shall have retroactive effects as of January 1st, 2007.

The main reasons taken into account by both companies for the merger of Nuevo Banco Suquía S.A. with and into Banco Macro S.A. are based on the following advantages:

–	The similarity of their activities and businesses allows them to complement and integrate each other.
–	This complementarity and integration shall import more efficiency in the fulfillment of their activities.
–	Possibility of a more efficient administration with the corresponding improvement in the allocation of the currently existing resources.
–	The merger shall prevent the duplication of centralized management structures and shall therefore cause the reduction of fixed costs.

Mr. Brito further expresses that the Company has prepared and completed all documents necessary to proceed to the execution of the Preliminary Merger Agreement with Nuevo Banco Suquía S.A., such being a draft that has been previously discussed and analyzed by the members of the Board of Directors. The Chairman again explains that Nuevo Banco Suquía S.A. shall be merged with and into Banco Macro S.A. with retroactive effect as of January 1st, 2007 and that the companies used as background information to establish the guidelines for such merger the balance sheets prepared by each of the merging companies on homogeneous basis and identical assessment criteria as of December 31st 2006 and the general consolidated balance sheet of merger arising from such balance sheets and prepared as of the same date. The Chairman further expresses that the Preliminary Merger Agreement drafted by the companies contemplates an increase in the capital stock of Banco Macro S.A. to be applied to the exchange of the shares held by the minority shareholders of the absorbed company.

Then Mr. Brito reads the Preliminary Merger Agreement, the content of which is as follows:

PRELIMINARY MERGER AGREEMENT

This Preliminary Merger Agreement is entered into by and between “BANCO MACRO S.A.”, domiciled at Sarmiento 447, Buenos Aires and herein represented by its President, Mr. Jorge Horacio Brito, and “NUEVO BANCO SUQUIA S.A.”, domiciled at 25 de Mayo 160, City of Córdoba, Province of Córdoba and herein represented by its Vice President, Mr. Delfín Jorge Ezequiel Carballo, both parties acting pursuant to the authorizations granted by their respective Board of Directors, the first one hereinafter referred to as the “surviving company” and the second one hereinafter referred to as the “absorbed company”. The parties agree to enter into a reorganization agreement, through the execution of this Preliminary Merger Agreement under which “Banco Macro S.A.” shall absorb, with retroactive effect as from January 1st 2007, “Nuevo Banco Suquía S.A.” based on the balance sheets of each merging company prepared as of December 31st 2006 and a consolidated general balance sheet specially prepared for this merger as of that same date attached hereto as Exhibit I and made a part hereof. This Preliminary Merger Agreement shall be governed by the following provisions and by the rules and regulations that may be applicable thereto:

SECTION ONE: “NUEVO BANCO SUQUIA S.A.” shall merge with and into “BANCO MACRO S.A.” by transferring all assets, liabilities, rights and obligations of the absorbed company as of December 31st 2006 to the surviving company once all applicable controlling entities have approved such merger and upon the registration thereof with the Public Registry of Commerce (“Registro Público de Comercio”). As from January 1st 2007, all transactions performed by the absorbed company shall be deemed as performed by the surviving company. Therefore, the surviving company shall continue with all the activities and business of the absorbed company, which shall be dissolved without liquidation. All the above shall occur subject to the approval of the Shareholders’ Meeting  and the required approvals of Banco Central de la República Argentina, Comisión Nacional de Valores and Bolsa de Comercio de Buenos Aires.

SECTION TWO: Reason and Purpose of the Merger: This merger is driven by the existing administrative and management relationship between Nuevo Banco Suquía S.A. and Banco Macro S.A., which derives from the corporate control that the latter currently has on Nuevo Banco Suquía S.A.

The purpose of this merger is to unify the equity of both companies and the management thereof with the logical benefit derived from the administrative cost saving.

Banco Macro S.A. currently owns 303,700,000 shares in Nuevo Banco Suquía S.A., over an aggregate of 303,750,000 issued shares, such shareholding representing 99.98% of the capital stock and votes of Nuevo Banco Suquía S.A.

Several studies have determined the convenience of unifying the operating organizations of both Banks as a consequence of the following conclusions:

–	The similarity of their activities and businesses allows them to complement and integrate each other.
–	This complementarity and integration shall import more efficiency in the fulfillment of their activities.
–	Possibility of a more efficient administration with the corresponding improvement in the allocation of the currently existing resources.
–	The merger shall prevent the duplication of centralized management structures and shall therefore cause the reduction of fixed costs.
–	Record and control of a single and centralized accountancy.
–	Preparation of only one financial statement, which shall cause a reduction in auditing expenses.
–	Reduction and simplification of the tax liquidation process.
–	Simplification of personnel management in general (remunerations, employee files, employment records and books, payment of social security contributions).

The complementarity of the markets to which the business of each merging Bank is oriented shall contribute to the clear integration and development of the businesses, with the possibility of increasing the volume thereof in an environment of steady expansion and growth.

In addition, the development of a larger territory, with increased penetration in the different market segments caused by a business volume higher than the one each merging Bank used to develop on an individual basis, shall bring about more benefits.

Since the merging Banks have members of the Board of Directors in common, the merger shall provide more flexibility and efficiency for decision making. On the other hand, the combination of the technical and professional capacities of both entities shall translate into a better use of such capacities and shall increase the level of production of operating benefits or advantages. The above is in addition to the fact that, due to the magnitude of the new consolidated operations, the new management shall be able to carry out a better and more efficient administration with the corresponding improvement in the allocation of the currently existing resources.

SECTION THREE: Until the final agreement of merger is formalized, the companies involved in the merger shall be managed and directed by their current board of directors. As from the execution of the final agreement of merger, the management and supervisory bodies of the absorbed company shall cease their functions and the same shall be exercised by the Board of Directors and the Supervisory Committee of the surviving company. Both merging companies intend to continue with the normal course of their business and operations during the time it takes to achieve total completion of the merger. The merging companies further agree that the Directors of both entities shall continue to carry out any acts and procedures aimed at harmonizing the performance of the businesses and the direction of both companies, in accordance with the integration process initiated thereby. The parties hereby expressly state that there shall be no restrictions on the ordinary management of both companies during the time elapsed until the merger is registered.

SECTION FOUR: The parties incorporate to this preliminary agreement the balance sheets prepared for each company as of December 31st 2006, which have been audited by a certified Public Accountant and include the applicable Supervisory Committee reports. Such balance sheets have been prepared on homogeneous basis and identical assessment criteria. The balance sheets of both companies include a complete fiscal year. The parties further execute in this same act the General Consolidated Balance Sheet of Merger of both companies prepared as of the same date and audited by a certified Public Accountant, which includes the applicable Supervisory Committee Report.

SECTION FIVE: The capital stock of the surviving company amounts to AR$ 683,943,437, fully issued, subscribed and paid in, represented by 11,235,670 Class A shares entitled to 5 votes per share and 672,707,767 Class B shares entitled to 1 vote per share, all of them being common book-entry shares of par value AR$ 1 each. The capital stock of the absorbed company amounts to AR$ 303,750,000, fully issued, subscribed and paid in, represented by 303,750,000 common book-entry shares of AR$ 1 each and entitled to 1 vote per share. The Consolidated Shareholders’ Equity reported in the general consolidated balance sheet of merger prepared as of December 31st 2006 and consistent with the consolidation basis described in note 2 to such balance sheet totals AR$ 2,315,097,000.

SECTION SIX: The merging companies agree on an exchange relationship equal to 0.710726 shares of Banco Macro S.A. per each share of Nuevo Banco Suquía S.A. Therefore, the minority shareholders of Nuevo Banco Suquía S.A. shall be entitled to receive 0.710726 shares in Banco Macro S.A. per each share they hold in the capital stock of Nuevo Banco Suquía S.A. Exhibit II attached hereto includes a detailed description of the above mentioned exchange relationship.

In case the parties need to liquidate fractional shares, such liquidation shall be made in cash, taking into account the equity value of the balance sheet for the year ended 12/31/2006.

SECTION SEVEN: As a consequence of the exchange relationship agreed for the merger, the capital of the surviving company shall be increased from AR$ 683,943,437 to AR$ 683, 978,973 and, therefore, the surviving company shall have to issue 35,536 Class B common book-entry shares of par value AR$ 1, entitled to one vote per share and to the payment of dividends as from the fiscal year starting on January 1st 2007, which additional shares shall be incorporated to the public offering regime and listing in the Buenos Aires Stock Exchange (“Bolsa de Comercio de Buenos Aires”) and shall be delivered to the minority shareholders of the absorbed company in exchange for their shareholding of 50,000 shares of par value AR$ 1 each.

SECTION EIGHT: The surviving company shall continue to do business and operate pursuant to its current by-laws.

SECTION NINE: The Board of Directors of the surviving company and of the absorbed company shall call the corresponding Special Shareholders’ Meeting in order to:

a)	Approve this Preliminary Merger Agreement.
b)	Approve the General Consolidated Balance Sheet of Merger.
c)	Approve the exchange relationship between the shares of both companies.
d)	Approve the execution of a Final Agreement of Merger.
e)

Authorize the Chairman and/or the Vice Chairman of Banco Macro S.A. and the Chairman and/or Vice Chairman of Nuevo Banco Suquía S.A. to execute and deliver the Final Agreement of Merger and any other documentation that might be necessary in order to complete the transaction. The authorized persons shall also be able to carry out any other acts that might be necessary or appropriate for the completion of the merger.

f)

Appoint the persons who shall have the powers and authority to carry out all acts and procedures aimed at obtaining the administrative consent and the registration with the Argentine Securities Exchange Commission (“Comisión Nacional de Valores” or “CNV”), the Buenos Aires Stock Exchange (“Bolsa de Comercio de Buenos Aires”), the Central Bank of the Republic of Argentina (“Banco Central de la República Argentina”), the Taxing Authorities (“Administración Federal de Ingresos Públicos – Dirección General Impositiva”), the Superintendency of Corporations (“Inspección General de Justicia”), the Public Registry of Commerce (“Registro Público de Comercio”), the Registry of Companies of the Province of Córdoba (“Inspección General de Personas Jurídicas de la Provincia de Córdoba”) and any other applicable authority or entity.

g)

The Shareholders’ Meeting of the absorbed company shall evaluate and approve the early dissolution of the company caused by the merger, and shall authorize the Chairman and/or Vice Chairman to sign the relevant documentation and shall appoint the persons who shall have the powers and authority to perform the acts that might be necessary or appropriate in connection with the early dissolution of the company and the relevant acknowledgements by the Registry of Companies of the Province of Córdoba (“Inspección General de Personas Jurídicas de la Provincia de Córdoba”) and the Public Registry of Commerce (“Registro Público de Comercio”).

h)

The Shareholders’ Meeting of the surviving company shall increase the capital of the company by AR$35,536, i.e. from AR$683,943,437 to AR$683,978,973, in order to carry out the relevant exchange under the merger.

SECTON TEN: Upon the execution of this Preliminary Merger Agreement, the parties shall initiate the relevant authorization procedures before the Central Bank of the Republic of Argentina (“Banco Central de la República Argentina”), Argentine Securities Exchange Commission (“Comisión Nacional de Valores” or “CNV”), and the Buenos Aires Stock Exchange (“Bolsa de Comercio de Buenos Aires”).

SECTION ELEVEN: Upon approval by the Shareholders’ Meetings of the items listed in section nine above, the parties shall proceed to publish the official notices provided for in section 83, subsection 3 of Law 19550. The parties shall make available to the corporate creditors of each merging company, at the legal domicile of the surviving company and of the absorbed company, copies of the balance sheets of both companies as approved by the respective Shareholders’ Meetings.

SECTION TWELVE: Upon compliance of all the requirements described in the preceding sections, the parties shall proceed to the execution and delivery of the final agreement of merger, pursuant to the provisions set forth in section 83, subsection 4 of the above mentioned Law, which shall be subsequently registered with the Superintendency of Corporations – Public Registry of Commerce (“Inspección General de Justicia – Registro Público de Comercio”).

SECTION THIRTEEN: The assets and liabilities of the absorbed company shall be incorporated into the surviving company’s equity retroactively to January 1st 2007, date on which all rights and obligations of the absorbed company shall be transferred to the surviving company, after registration of the corporate reorganization with the Superintendency of Corporations (“Inspección General de Justicia”). Therefore, all transactions carried out by the absorbed company as from January 1st 2007 shall be deemed as performed by and on account of the surviving company and, all profits and losses derived from transactions performed by  the absorbed company shall be attributable to the surviving company and shall be incorporated into the financial statements of the surviving company; also, all costs, expenses and liabilities incurred during the merger, including the registration under the surviving company’s name of all registrable assets of the absorbed company in the applicable registries, shall be borne by the surviving company.

SECTION FOURTEEN: This merger implies the reorganization of Banco Macro S.A. and Nuevo Banco Suquía S.A. pursuant to the provisions set forth in section 77 of the Argentine Income Tax Law (as restated in 1997) and the amendments thereof.

IN WITNESS WHEREOF, the parties execute this Preliminary Merger Agreement in two counterparts of the same tenor and to only one effect, in the City of Buenos Aires, this 14th day of March 2007.

After a thorough analysis, the Board of Directors unanimously resolves to approve in its entirety the above written Preliminary Merger Agreement and to authorize the Vice Chairman, Mr. Delfin Jorge Ezequiel Carballo, to execute and deliver, in the name and on behalf of Banco Macro S.A., the Preliminary Merger Agreement with Nuevo Banco Suquía S.A. pursuant to which the latter company shall be absorbed by Banco Macro S.A. as of January 1st 2007.

In addition, the Board of Directors unanimously resolves to approve the general consolidated balance sheet of merger for the period ended December 31st 2006, prepared on the basis of the individual balance sheets prepared by each merging company as of the same date and in accordance with the consolidation basis described in such balance sheet, the exchange relationship of the shares, the merger prospectus, the legal, technical and economic and financial feasibility report of the project of merger and the administrative and operating organization of the surviving company. The content of the above listed documents is not included herein since it is contained in the general consolidated balance sheet of merger copied on the relevant book and because the remaining documents are already known by the Directors.

Immediately after, the Chairman explains that as the company is a Bank, in case it decides to list its shares in the stock exchange, Banco Macro S.A. shall have to comply with all rules and regulations provided for by the Central  Bank of the Republic of Argentina (“Banco Central de la República Argentina”), the Argentine Securities Exchange Commission (“Comisión Nacional de Valores”) and the Buenos Aires Stock Exchange (“Bolsa de Comercio de Buenos Aires”), which rules and regulations require Banco Macro S.A. to request the administrative consent for the merger and the application for prior authorization, including among other requirements to be fulfilled before the Buenos Aires Stock Exchange the filing of the drafts of Notice of Shareholders’ Meeting to be held by the merging companies.

Consequently, next follow the items of the Agenda to be discussed at the Special Shareholders’ Meeting to be called, which date shall be established upon compliance of all previous requirements, and the Board of Directors unanimously resolves to approve the following:

1)	Appoint two shareholders to sign the minutes of the Shareholders’ Meeting.

2)

Evaluate the Preliminary Merger Agreement pursuant to which Nuevo Banco Suquía S.A. shall be merged with and into Banco Macro S.A., dated March 14, 2007 and the general consolidated balance sheet of merger prepared as of December 31, 2006 and based on the individual balance sheets prepared b y each merging company as of the same date.

3)	Evaluate the exchange relationship between the shares of both merging companies.

4)

Capital increase from AR$683,943,437 to AR$683, 978,973 through the issuance of 35,536 Class B ordinary book-entry shares of par value AR$1 each, entitled to one vote per share and to the payment of dividends as from January 1st 2007, to be delivered to the minority shareholders of the absorbed company in exchange for their shareholdings in the absorbed company. Apply for the incorporation of the new shares to the public offering regime and listing in the stock exchange. Delegate to the Board of Directors the preparation and fulfillment of all necessary documents to evidence such exchange.

5)

Grant to the Board of Directors all necessary powers and authority for it to make all the amendments and changes eventually suggested by the controlling entities and/or authorities. Grant all necessary powers to execute and deliver the Final Agreement of Merger and carry out any acts or proceedings that may be necessary for the approval of the merger before the competent authorities, signing all public and private instruments that may be appropriate or convenient, being also authorized to accept and appeal eventual resolutions issued by such competent authorities.

There being no further business to transact, the meeting is adjourned at 2:30 pm.

Signed.: Jorge Horacio Brito (Chairman), Delfín Jorge Ezequiel Carballo (Vice Chairman), Jorge Pablo Brito (Director), Juan Pablo Brito Devoto (Director), Roberto Julio Eilbaum (Director), Luis Carlos Cerolini (Director), Fernando Andrés Sansuste (Director),  Carlos Enrique Videla (Director), Ladislao Szekely (Syndic representing the Supervisory Committee).

SIGNATURE

          Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Date: April 2, 2007
MACRO BANK INC.

	By:	/s/ Luis Cerolini

	Name:	Luis Cerolini
	Title:	Attorney-in-fact